October 20, 2014

Erin E. Martin
Senior Counsel
Coy Garrison
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          NAS Acquisition, Inc.
Registration Statement on Form S-1
Filed September 16, 2014
File No. 333-198776

Ms. Martin,

      The following are the Company’s responses to your comment letter of October 10, 2014.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications will be given to potential investors other than this prospectus and exhibits thereto.

2. Please add the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Dealer prospectus delivery obligation added to the outside back cover page of the prospectus.

Prospectus Cover Page, page 2

3. We note your disclosure regarding the three ways by which the offering will terminate.  Please revise to clarify that you are referring to the primary offering here, and to state when the secondary offering will begin and terminate.

Clarified that this relates to the primary offering and that the secondary offering will terminate when all the selling shareholders shares are sold.

Erin E. Martin
October 20, 2014

4. We note your disclosure that no funds will be released “until such a time as the Minimum Offering is attained, at which time such release shall be limited to 10% of the proceeds for expenses.” Please revise your disclosure to clarify, if true, that 10% of the deposited funds will be released once the primary offering is completed.

Revised to clarify that 10% of the deposited funds will be released once the primary offering is completed.

5. Please revise your table to include the shares to be sold by Mr. Dotres. Refer to Item 501(b)(3).

Shares to be sold by Mr. Dotres added to the table.

6. We note your disclosure that “prior to this offering, there has been no public market for NAS Acquisition, Inc.’s common stock.” Please also disclose here that there is no guarantee that a public market will develop for your stock, and that no trading in your common stock will be permitted until the completion of a business combination meeting the requirements of Rule 419.

Disclosure added that there is no guarantee that a public market will develop for our stock, and that no trading in our common stock .will be permitted until the completion of a business combination meeting the requirements of Rule 419.

7. We note that your cross reference to the Risk Factors section is incorrect. Please revise.

Summary Information and Risk Factors, page 4

Cross reference corrected.

Erin E. Martin
October 20, 2014

8. We note your disclosure on page 5 regarding Mr. Dotres’ involvement with other companies. Please provide context for this disclosure by clarifying that you are summarizing Mr. Dotres’ involvement with other blank check companies. Further, please summarize here the conflicts of interest that Mr. Dotres faces in connection with his affiliation with other blank check companies, per your risk factor disclosure on page 12.

Clarified that we are summarizing Mr. Dotres’ involvement with other blank check companies. Further, summarized the conflicts of interest that Mr. Dotres faces in connection with his affiliation with other blank check companies.

Risk Factors, page 10

9. Please add a risk factor addressing your auditor’s opinion that there is substantial doubt about your ability to continue as a going concern and place it at the beginning of your Risk Factor section.

Going Concern risk factor added.

Signatures, page II-5

10. Please identify which individual that has signed the registration statement is serving as your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Signatures of Form S-1 for guidance.

Principal financial and accounting officer noted.

Very truly yours,

/s/ Miguel Dotres
Miguel Dotres
President
NAS Acquisition, Inc.